UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

TOBIRA THERAPEUTICS, INC.

(Name of Subject Company)

SAPPHIRE ACQUISITION CORP.

(Offeror)

A Wholly Owned Subsidiary of

ALLERGAN HOLDCO US, INC.

(Offeror)

An Indirect Wholly Owned Subsidiary of

ALLERGAN plc

(Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

88883P 10 1

(CUSIP Number of Class of Securities)

A. Robert D. Bailey, Esq.

Allergan plc

Chief Legal Officer and Corporate Secretary

Clonshaugh Business and Technology Park

Coolock, Dublin, D17 E400, Ireland

(862) 261-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Andrew Ment, Esq.

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018-1045

(212) 841-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$807,785,467.70	$93,622.34

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the product of (i) $39.70, the average of the high and low sales prices per share of Tobira Therapeutics, Inc. (“Tobira”) common stock on September 30, 2016, as reported by NASDAQ, and (ii) 20,347,241, the number of shares of Tobira common stock estimated to be outstanding immediately prior to the consummation of the offer and the merger (which includes shares of Tobira common stock that may become outstanding as a result of exercise of vested options and exercise of Tobira’s outstanding warrants, in each case, that have exercise prices of $39.70 or less).
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the Transaction Valuation by 0.00011590.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $195,538.85	Filing Party: Sapphire Acquisition Corp., Allergan Holdco US, Inc. and Allergan plc
Form or Registration No.: Schedule TO	Date Filed: October 3, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Sapphire Acquisition Corp., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Allergan Holdco US, Inc., a Delaware corporation (“Parent”), and an indirect wholly owned subsidiary of Allergan plc, an Irish public limited company (“Allergan”), with the Securities and Exchange Commission on October 3, 2016 (together with any subsequent amendments and supplements thereto, including this Amendment, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Tobira Therapeutics, Inc., a Delaware corporation (“Tobira”), at a price of (x) $28.35 per share, net to the seller in cash, without interest and less any applicable withholding taxes, plus (y) one contractual contingent value right per Share, which represents the right to receive contingent payments of up to $49.84 in cash in the aggregate, if any, if certain specified milestones are achieved, upon the terms and subject to the conditions set forth in the offer to purchase dated October 3, 2016 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each has and may be amended or supplemented from time to time, collectively constitute the “Offer”.

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below.

(1) The fifth paragraph of the Offer to Purchase is amended and supplemented by adding the following sentences at the end of the paragraph:

“On October 18, 2016, the FTC granted early termination of the required waiting period under the HSR Act with respect to the Offer. Accordingly, the HSR Condition has been satisfied.”

(2) The fifth paragraph in the Introduction to the Offer to Purchase is amended and supplemented by adding the following sentences at the end of the paragraph:

“On October 18, 2016, the FTC granted early termination of the required waiting period under the HSR Act with respect to the Offer. Accordingly, the HSR Condition has been satisfied.”

(3) Section 15 – “Conditions of the Offer” of the Offer to Purchase is amended and supplemented by adding the following after the last paragraph in Section 15:

“On October 18, 2016, the FTC granted early termination of the required waiting period under the HSR Act with respect to the Offer. Accordingly, the HSR Condition has been satisfied.”

(4) The second paragraph under the subheading “Compliance with the HSR Act” of Section 16 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase, as such paragraph was amended by Amendment No. 1 to the Schedule TO filed with the SEC on October 4, 2016, is amended and supplemented by adding the following sentences at the end of the paragraph:

“On October 18, 2016, the FTC granted early termination of the required waiting period under the HSR Act with respect to the Offer. Accordingly, the HSR Condition has been satisfied. On October 19, 2016, Allergan and Tobira issued a joint press release announcing the early termination of the waiting period under the HSR Act. A copy of the joint press release has been filed as Exhibit (a)(1)(J) to the Tender Offer Statement on Schedule TO filed with the SEC and is incorporated herein by reference.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(J) Joint Press Release issued by Allergan plc and Tobira Therapeutics, Inc. on October 19, 2016.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2016

ALLERGAN HOLDCO US, INC.

By:	/s/ Matthew Brady
Name:	Matthew Brady
Title:	Secretary

SAPPHIRE ACQUISITION CORP.

By:	/s/ Sigurd Kirk
Name:	Sigurd Kirk
Title:	Vice President

ALLERGAN PLC

By:	/s/ A. Robert D. Bailey
Name:	A. Robert D. Bailey
Title:	Chief Legal Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 3, 2016.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Joint Press Release issued by Allergan plc and Tobira Therapeutics, Inc. on September 20, 2016 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Allergan plc with the Securities and Exchange Commission on September 20, 2016).*

(a)(1)(G)	Press Release issued by Allergan plc, dated September 20, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Allergan plc with the Securities and Exchange Commission on September 20, 2016).*

(a)(1)(H)	Copy of Allergan Presentation for Investor/Analyst Conference Call, dated September 21, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Allergan plc with the Securities and Exchange Commission on September 21, 2016).*

(a)(1)(I)	Summary Advertisement as published in The Wall Street Journal on October 3, 2016.*

(a)(1)(J)	Joint Press Release issued by Allergan plc and Tobira Therapeutics, Inc. on October 19, 2016.

(d)(1)	Agreement and Plan of Merger, dated as of September 19, 2016, by and among Sapphire Acquisition Corp., Allergan Holdco US, Inc. and Tobira Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Tobira Therapeutics, Inc. with the Securities and Exchange Commission on September 20, 2016).*

(d)(2)	Confidential Disclosure Agreement, dated August 1, 2016, by and between Tobira Therapeutics, Inc. and Allergan, Inc.*

(d)(3)	Tender and Support Agreement, dated September 19, 2016, by and among Allergan Holdco US, Inc., Sapphire Acquisition Corp. and each of the persons set forth on Schedule A thereto (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Allergan plc with the Securities and Exchange Commission on September 20, 2016).*

(d)(4)	Form of Contingent Value Rights Agreement (incorporated by reference to Annex II to Exhibit 2.1 to the Current Report on Form 8-K filed by Tobira Therapeutics, Inc. with the Securities and Exchange Commission on September 20, 2016).*

(g)	None.

(h)	None.

*	Previously filed.